UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NANO MASK, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $.001 par value

____________________________________________________________________________________

(Title of Class of Securities)

63009L102

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(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2009

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 63009L102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICALLY OWNNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,426,839
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,426,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,426,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICALLY OWNNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 11,426,839
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 11,426,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,426,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

This Amendment No. 6 to the Statement on Schedule 13D filed on January 18, 2005 is filed with respect to the shares of common stock, $.001 par value ("Common Stock"), of Nano Mask, Inc. (the "Company"), formerly Emergency Filtration Products, Inc. The address of the Company is 708D Industrial Park Drive, Manteca, California 95337. This Amendment No. 6 is being filed on behalf of Josiah T. Austin ("Austin"), a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3, Item 4, Item 5 and Item 6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 6 is $226,937.48. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

On June 22, 2009, Austin exercised his right to convert $226,937.48 in outstanding debt owed to him by the Company to equity in the form of units (the “Units”) in the Company at a price of $0.14 per Unit, each Unit consisting of one share of the Company’s common stock plus one warrant to purchase one share of common stock at an exercise price of $0.50 per share, exercisable for two years, totaling an aggregate of 1,620,982 Units to be issued in the name ECH, as full satisfaction and complete payment of the outstanding debt.

All dollar amounts are in United States Dollars.

Item 4. Purpose of Transaction

Item 4 is amended to include the following:

The acquisitions of common stock and warrants to which this statement relates have been made for investment purposes. Austin, as sole Managing Member of ECH is filing this Amendment No. 6 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 20% of the Company's Common Stock. Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the Company’s industry in general, with a view toward determining whether to hold, decrease, exercise, or from time to time add to these investments in common stock. Austin, as sole Managing Member of ECH, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Austin is deemed beneficial owner of 11,426,839 shares of Common Stock (which number includes 1,620,982 shares of Common Stock that may be acquired through the exercise of various warrants) in his capacity as sole Managing Member of ECH. ECH is deemed beneficial owner of 11,426,839 shares of Common Stock (which number includes 1,620,982 shares of Common Stock that may be acquired through the exercise of various warrants). Based on the 50,016,369 shares of Common Stock outstanding as of June 22, 2009, as reported to the Reporting Persons by the Company, plus 2,800,834 shares of Common Stock deemed outstanding assuming the exercise of various warrants, Austin and ECH’s deemed beneficial holdings each represent 21.6% of the Company’s Common Stock.

(b)	As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of 9,805,857 shares of Common Stock.
(c)

No transactions in the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days except the conversion of $226,937.48 in outstanding debt owed to Austin by the Company to equity in the form of units (the “Units”) in the Company at a price of $0.14 per Unit, each Unit consisting of one share of the Company’s common stock plus one warrant to purchase one share of common stock at an exercise price of $0.50 per share, exercisable for two years, totaling an aggregate of 1,620,982 Units to be issued in the name ECH, as full satisfaction and complete payment of the outstanding debt. These shares and warrants were obtained directly from the Company.

(d)	No person other than Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to include the following:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, Austin and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

No Exhibits.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2009	/s/ Josiah T. Austin
Josiah T. Austin
Individually and as Sole Managing Member of ECH